UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

17560 Rowland Street, City of Industry, CA 91748

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

First Half 2022 Results and Q3 2022 Guidance

On September 2, 2022, Newegg Commerce, Inc. (the “Company” or “Newegg”) issued a press release announcing its guidance for the quarter ending September 30, 2022, which follows its first half 2022 results that were released on August 30, 2022. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

General Counsel Resignation

Matthew Strathman, Newegg’s General Counsel (and acting interim Chief Legal Officer), resigned from his position on August 19, 2022, to pursue other opportunities. Newegg thanks him for his service and wishes him well in his future endeavors.

Restricted Stock Unit CEO Grant and 2021 Equity Incentive Plan Amendment

In August 2022, Newegg approved the grant of 5,545,780 restricted stock unit awards to Anthony Chow, its Chief Executive Officer. The grants had a grant date fair value equal to $3.88/share. The grant totals approximately 1.5% of the current outstanding shares of the common stock of the Company.

One fourth of the restricted stock units are eligible for vesting in each fiscal year ending June 30, 2023, 2024, 2025 and 2026. The vesting will be determined based on the actual Gross Merchandise Value compared to the budgeted Gross Merchandise Value for the fiscal year. If the percentage of actual to budgeted Gross Merchandise Value in a fiscal year is between 70% and 100%, then the same percentage of eligible restricted stock awards will become vested for the fiscal year. If the percentage is less than 70%, then all of the restricted stock awards for that fiscal year shall be forfeit and will not vest. If the percentage is greater than 100%, then all of the restricted stock awards shall vest for that fiscal year.

Budgeted Gross Merchandise Value is set by Newegg’s board at the start of each fiscal year. The budgeted Gross Merchandise Value for the fiscal year ending June 30, 2023 has been set at $2.6 billion. The budget can be revised by the compensation committee of the board of directors in its sole discretion to exclude the effect of unusual or infrequent matters or special items that are excluded when assessing the achievement of performance goals.

Gross Merchandise Value is the primary driver of Newegg’s net sales, as the Company derives a significant majority of net sales from the Gross Merchandise Value transacted on its online platforms, net of cancellations and returns. Gross Merchandise Value is defined as the total dollar value of products sold on Newegg websites and third-party marketplace platforms, directly to customers and by Marketplace sellers through Newegg Marketplace, net of returns, discounts, taxes, and cancellations. Gross Merchandise Value also includes the services fees charged through NPS in rendering services for Newegg’s 3PL, SBN, SLS, staffing and media ad services, as well as the sales made by its Asia subsidiaries.

Newegg also approved an amendment to its 2021 Equity Incentive Plan, to increase the number of authorized shares under the plan from 7.4 million shares to 16.4 million shares. Following the grant to Mr. Chow, there are 3,454,220 shares remaining under the 2021 Equity Incentive Plan available for issuance.

The description of Mr. Chow’s grant is qualified in its entirety by the grant agreement, which is attached hereto as Exhibit 99.2 and incorporated by reference.

Shareholders Agreement Amendment

On August 1, 2022, the Company, Mr. Fred Chang (“Mr. Chang”), and other Company shareholders entered into a second amendment (the “Second Amendment”) to the Company’s Amended and Restated Shareholders Agreement dated as of May 19, 2021 (the “Shareholders Agreement”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Shareholders Agreement. The Second Amendment limited the ROFR Right in Section 1.03 to 80% of the shares of the Company’s common shares that are subject to such ROFR Right collectively owned by each Principal Shareholder and its Affiliates, calculated as of May 19, 2021. The description of the Second Amendment is qualified in its entirety by the actual terms of the Second Amendment, which is attached hereto as Exhibit 99.3 and incorporated by reference.

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Open Trading Window

Beginning on Tuesday, September 6, 2022 and ending on Friday, September 23, 2022, inclusive of those dates (the “Trading Window”), the Company will be opening a three week trading window for its employees, officers, directors and other shareholders who are subject to trading restrictions contained in the Company’s insider trading policy, the Shareholders Agreement, the Company’s 2005 Incentive Award Plan or the 2021 Equity Incentive Plan (each, together with their respective affiliates, a “Restricted Holder”). During the Trading Window, the Company will allow a controlled, temporary waiver of those trading restrictions to enable trading of common shares by the Restricted Holders.

As of September 2, 2022, there were approximately 76 Restricted Holders, who will be limited to the sale of 2.7 million shares of common stock in the aggregate during the Trading Window. The two largest Restricted Holders, Hangzhou Liaison Interactive Information Technology Co., Ltd., and Fred Faching Chang, are limited to the sale of 1,064,000 and 623,000 shares in total, respectively, with daily sales limits of not more than 76,000 shares for Hangzhou Liaison Interactive Information Technology Co., Ltd., and 44,500 shares for Mr. Chang, during the Trading Window. All other Restricted Holders will be limited to the sale of approximately 1 million shares in the aggregate, with daily sales limits ranging from 500 to 10,000 common shares per Restricted Holder per trading day, during the Trading Window. The Company may decide to further limit, but not expand, the volume limitations imposed on such Restricted Holders in its sole discretion during the Trading Window based on prevailing market conditions and other factors. No sales are allowed by the Restricted Holders when the Nasdaq stock market is closed (i.e., in after-hours trading). Based on recent historical trading volumes, the Company expects aggregate sales by the Restricted Holders to comprise a material portion of the trading volume during the Trading Window; however, the actual number of common shares offered for sale by Restricted Holders is subject to such Restricted Holder’s discretion, within the limits described above, and may vary from the Company’s expectations.

The Trading Window provides Restricted Holders with the opportunity to obtain liquidity for their common shares and vested stock options, while also gradually increasing the size of the public float for the Company’s common shares.

After the Trading Window closes on September 23, 2022, all trading restrictions contained in the Company’s insider trading policy, the 2005 Incentive Award Plan, the 2021 Equity Incentive Plan, and the Shareholders Agreement will be in full effect in accordance with their original terms and restrictions. However, the Company intends to allow Restricted Holders to adopt or revise customary trading plans under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, subject to similar daily volume limitations described above. These trading plans are expected to result in continued sales of the Company’s common shares into the public market after the Trading Window.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Press Release dated September 2, 2022
99.2	Notice of Grant of Award of Restricted Stock Units
99.3	Second Amendment to the Amended and Restated Shareholders Agreement, dated August 1, 2022

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

September 2, 2022	By:	/s/ Robert Chang
Robert Chang
Chief Financial Officer

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